aKB

SECI 

17010063

SEC Processing Section

MAR 01 2017

Washington DC 415

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53174

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G1 EXECUTION SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 CITY AVENUE, SUITE 220
(No. and Street)

BALA CYNWYD	PA	19004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT SACK 610-617-2812
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT SACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G1 EXECUTION SERVICES, LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
JANINE MULLER
Notary Public
UPPER PROVIDENCE TWP., MONTGOMERY CNTY
My Commission Expires Mar 22, 2017

Signature

ASSISTANT TREASURER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G1 EXECUTION SERVICES, LLC
(a limited liability company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
G1 Execution Services, LLC

We have audited the accompanying statement of financial condition of G1 Execution Services, LLC (the "Entity"), a wholly owned subsidiary of G1X Holdings, LLC, as of December 31, 2016. This financial statement is the responsibility of the Entity's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of G1 Execution Services, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Eisner Amper LLP

New York, New York
February 27, 2017

G1 EXECUTION SERVICES, LLC

Statement of Financial Condition
December 31, 2016
(dollars in thousands)

ASSETS	
Cash	**$ 1**
Receivable from clearing brokers	**96,660**
Securities owned - at fair value	**638,442**
Accrued trading receivables	**2,270**
Fixed assets (net of accumulated depreciation of $9,187)	**2,566**
Goodwill	**5,750**
Intangible assets (net of accumulated amortization of $3,643)	**8,687**
Other assets	**2,645**
Total assets	**$ 757,021**
LIABILITIES AND MEMBER'S EQUITY	
Securities sold, not yet purchased - at fair value	**$ 521,617**
Accrued trading payables	**6,844**
Payable to affiliates	**3,602**
Accrued compensation	**2,608**
Accrued expenses and other liabilities	**1,008**
Total liabilities	**535,679**
Member's equity	**221,342**
Total liabilities and member's equity	**$ 757,021**

See notes to statement of financial condition

NOTE A - ORGANIZATION

G1 Execution Services, LLC (the "Entity") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Entity's designated examining regulatory authority is the Financial Industry Regulatory Authority, Inc. The Entity generally acts as a market maker in listed and over-the-counter (OTC) equity securities. The Entity is 100% owned by G1X Holdings, LLC.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The Entity records purchases and sales of securities, and related revenue and expenses on a trade-date basis.

Interest expense is recorded on the accrual basis.

Dividend income and dividends on securities sold, not yet purchased, are recorded on the ex-dividend date..

The Entity maintains cash in a deposit account which, at times, may exceed federally insured limits.

Depreciation of fixed assets is computed using either a straight-line method or a double-declining-balance method over the estimated useful life of the assets.

Goodwill and intangibles represent the excess of the purchase price over the fair value of net tangible assets acquired through the Entity's business combinations. The Entity evaluates goodwill and intangible assets for impairment on at least an annual basis or when events or changes in circumstances indicate the carrying value may not be recoverable. Determining whether an asset's carrying value can be supported by its fair value is a subjective process that involves management estimates and judgments and use of various valuation methodologies.

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the period-end exchange rates. Purchases and sales of financial instruments that are denominated in foreign currencies are translated into United States dollar amounts at the prevailing rates of exchange on the transaction date.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

NOTE C - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Entity measures its financial instruments in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Section for Fair Value Measurements. This codification section clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. Fair Value Measurements establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

G1 EXECUTION SERVICES, LLC

Notes to Statement of Financial Condition
December 31, 2016
(dollars in thousands)

NOTE C - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The three levels of the fair value hierarchy under Fair Value Measurements are described below:

Level 1 Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Entity has the ability to access at the measurement date;

Level 2 Inputs that are observable for substantially the full term of the asset or liability (other than quoted prices for the specific asset or liability in an active market), including quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in a nonactive market, inputs other than quoted prices, and inputs derived principally from or corroborated by observable market data by correlation or otherwise; and

Level 3 Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by the Codification Section for Fair Value Measurements, financial instruments are classified within the level of the lowest significant input considered in determining fair value. Financial instruments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

The tables that follow set forth information about the level within the fair value hierarchy at which the Entity's financial instruments are measured at December 31, 2016:

Assets measured at fair value:

Description	Totals	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Equities/Warrants/Rights:			
Market Maker/Facilitation	$ 638,439	$ 631,683	$ 6,756
Debt Securities			
Corporate:	3		3

The amounts presented in the above table include a net amount for those instances where the Entity holds the long and short positions for the same security symbols in different accounts.

Liabilities measured at fair value:

Description	Totals	Quoted Prices in Active Markets for Identical Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)
Equities/Warrants/Rights:			
Market Maker/Facilitation	$ 521,617	$ 521,028	$ 589

The amounts presented in the above table include a net amount for those instances where the Entity holds the long and short positions for the same security symbols in different accounts.

G1 EXECUTION SERVICES, LLC

Notes to Statement of Financial Condition
December 31, 2016
(dollars in thousands)

NOTE C - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Equity securities owned and equity securities sold, not yet purchased that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Debt securities are generally valued using broker or dealer quotations or alternative pricing sources on the last business day of the year.

NOTE D - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, are summarized as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 636,155	$ 521,496
Warrants	2,185	111
Rights	99	10
Debt securities	3	-
	$ 638,442	$ 521,617

NOTE E - RECEIVABLE FROM CLEARING BROKERS AND CONCENTRATION OF CREDIT RISK

The clearing and depository operations for the Entity's securities transactions are provided by Merrill Lynch Professional Clearing Corp., BNY ConvergEx Execution Solutions LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

At December 31, 2016, all of the securities owned and securities sold, not yet purchased, and the amount receivable from clearing brokers reflected in the statement of financial condition are securities positions with and amounts due from these clearing brokers. The securities serve as collateral for the amount payable to the brokers. The clearing brokers have the right to sell or repledge this collateral, subject to the clearing agreements with the Entity.

NOTE F – GOODWILL AND OTHER INTANGIBLES

At December 31, 2016, the Entity's goodwill had a carrying value of $5,750.

Intangible assets with finite lives, which are primarily amortized on a straight line basis, consist of the following:

Description	Original Useful Life (Years)	Remaining Useful Life (Years)	Gross Amount	Accumulated Amortization	Net Amount
E*TRADE Customer Relationship	12	9	$10,020	$(2,418)	$7,602
Other Customer Relationships	7	4	1,850	(765)	1,085
			$11,870	$(3,183)	$8,687

G1 EXECUTION SERVICES, LLC

Notes to Statement of Financial Condition
December 31, 2016
(dollars in thousands)

NOTE G - RELATED PARTY TRANSACTIONS

The Entity is affiliated through common ownership with Susquehanna International Group, LLP ("SIG"), Susquehanna Technology Management, Inc ("STMI"). and Waves Licensing, LLC.

SIG acts as a common payment agent for the Entity and various affiliates for various direct and indirect operating expenses. The Entity pays for the indirect costs at an agreed upon amount between the Entity and SIG based on allocations determined at SIG's discretion. Included in payable to affiliates is $2,396 relating to these direct and indirect operating costs.

STMI provides administrative and technology services to the Entity and various affiliates. The Entity pays a monthly management fee for these services based on allocations determined at STMI's discretion. Included in payable to affiliates is $131 relating to these services.

The Entity has a licensing agreement with Waves Licensing, LLC. The agreement allows the Entity to utilize Waves Licensing, LLC's intellectual property and research and development, of which Waves Licensing, LLC is the exclusive owner. As consideration for the license, the Entity pays an annual licensing fee equal to a percentage of the Entity's net trading profits, if any, as defined in the licensing agreement. Included in payable to affiliates are licensing fees to Waves Licensing, LLC amounting to $888.

Affiliated broker-dealers execute trades for the Entity for which it pays a fee or receives a rebate, based on liquidity provided, based on monthly order execution charges, plus a surcharge to cover other costs. As of December 31, 2016, the Entity owed the affiliates $187 related to these fees.

Because of their short-term nature, the fair values of the payable to and receivable from affiliates approximate their carrying amounts.

The Entity and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new or current business activities and/or trade new products. Therefore, the financial position presented herein may not necessarily be indicative of those which would be obtained had these entities operated autonomously.

NOTE H - COMMITMENTS

The Entity is obligated under a lease for office space expiring in January 2022, with an option to terminate the lease in February 2018. This lease contains provisions for escalations based on certain costs incurred by the lessor. The future minimum rental payments under this lease are as follows:

Year Ending December 31,	
2017	$ 414
2018	580
2019	594
2020	609
2021	624
Thereafter	52
	$ 2,873

Annual rent charges arising from lease commitments may be allocated to affiliates at management's discretion.

NOTE H – COMMITMENTS (CONTINUED)

The Entity has an order handling agreement with E*TRADE Securities LLC (ETS) whereby ETS routes a various percentage of its customer equity order flow to the Entity, subject to best execution standards. Under the agreement, the Entity has committed to paying market rates for this order flow.

NOTE I - FINANCIAL INSTRUMENTS AND RISK

In the normal course of its business, the Entity trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, currency risk, credit risk, liquidity risk and other risks could exceed the related amounts recorded. In general, the Entity hedges its positions to mitigate these risks based on certain models. These models take into consideration the types of risks mentioned above in an attempt to identify arbitrage opportunities associated with various types of financial instruments held by the Entity. Losses may occur when the underlying assumptions on which the Entity's trading is based are not completely representative of actual market conditions. The success of any trading activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads and interest rates for both equity and interest rate sensitive instruments. Unexpected volatility or illiquidity in relevant markets could adversely affect the Entity's operating results.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments resulting from market fluctuations.

Currency risk is the risk that the fair value of financial instruments will fluctuate because of changes in foreign exchange rates. Financial instruments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its financial instruments and related transactions, the Entity is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Liquidity risk is the risk stemming from the lack of marketability of a position that cannot be bought or sold quickly enough to prevent or minimize a loss.

While the use of certain forms of leverage, including margin borrowing and derivative instruments, can substantially improve the return on invested capital; such use may also increase the adverse impact to which the portfolio of the Entity may be subject.

Short selling, or the sale of securities not owned by the Entity, exposes the Entity to the risk of loss in an amount greater than the initial proceeds. Such losses can increase rapidly, and in the case of equities, without effective limit. The Entity limits the risk associated with the short selling of equities by hedging with other financial instruments.

NOTE J - DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments may be used to manage market risk and to take an active long or short position in the market. Should interest rates or credit spreads move unexpectedly, anticipated benefits may not be achieved and a loss realized. Furthermore, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the instruments, interest rates and the underlying assets.

Derivatives used for risk management include warrants and rights.

G1 EXECUTION SERVICES, LLC

Notes to Statement of Financial Condition
December 31, 2016
(dollars in thousands)

NOTE J - DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

The following table sets forth the annual volume of the Entity's derivative financial instruments by major product type on a gross basis as of December 31, 2016:

	Approximate Annual Volume (Contracts)*	Fair Value		Statement of Financial Condition Location
		Assets	Liabilities	
Warrants	69,579	$ 2,185	$ 111	Securities owned; Securities sold, not yet purchased
Rights	20,490	99	10	Securities owned; Securities sold, not yet purchased

*Approximate annual volume of contracts shown is in thousands.

NOTE K - INCOME TAXES

No provision for federal income taxes has been made because the Entity is a single-member LLC and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes.

At December 31, 2016, management has determined that there are no material uncertain income tax positions.

The Entity's prior owner is responsible for any tax liabilities related to the period prior to February 10, 2014.

NOTE L - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Entity is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Entity computes its net capital under the basic method permitted by the rule, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $1,000, whichever is greater. As of December 31, 2016, the Entity had net capital of $196,338, which exceeded its requirement of $1,000 by $195,338.

NOTE M – LITIGATION

The Entity's prior owner is responsible for all costs, damages, and expenses associated with litigation and regulatory matters involving the Entity and which relate to the period prior to February 10, 2014.

NOTE N – SUBSEQUENT EVENTS

In January 2017, the Entity exercised its option to terminate its lease agreement as of February 2018.